FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on June 2, 2021

APPROVAL FOR TRANFER OF INDIRECT MEANS OF
CONTROL IN CELLCOM ISRAEL

Netanya, Israel – June 2, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous announcement on Form 6-K, dated March 17, 2021, under chapter D section 21A of its Periodic Report for 2020, regarding the court's approval of the transaction for the sale of approximately 82% of the share capital of Discount Investment Corporation Ltd., or DIC, the indirect controlling shareholder of the Company, to a group of investors led by Mega Or Holdings Ltd., or Mega Or, subject to the approvals required by law, and the Company's report on Form 6-K, dated May 20, 2021, under chapter A section 7 of its Periodic Report for the first quarter of 2021, regarding the completion of transfer of approximately 47.4% of such DIC's shares, out of which approximately 29.9% of DIC's share capital to Mega Or itself, the Company hereby announces that on June 2, 2021, the Israeli Ministry of Communications approved the transfer of indirect means of control in Cellcom Israel's group to Elco Ltd. ("Elco"), so as of completion of the transfer of the aforesaid means of control, Elco will hold 29.8% of DIC's share capital.

In accordance with the aforesaid, Elco reported that upon receipt of such approval, it acts to purchase 29.8% of DIC's issued and paid-up share capital.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date: For June 2, 2021	By:	/s/ Liat Menahemi Stadler
		Name:	Liat Menahemi Stadler
		Title:	VP Legal and Corporate Secretary